SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

African Agriculture Holdings Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00792J100

(CUSIP Number)

Hans Thomas

1 World Trade Center, 85th Floor

New York, NY 10007

(212) 257-0069

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00792J100	13D/A	Page 2 of 12 pages

1	Names of Reporting Persons 10X Capital SPAC Sponsor II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,347,329
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,347,329

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,347,329
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person OO

CUSIP No. 00792J100	13D/A	Page 3 of 12 pages

1	Names of Reporting Persons 10X Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,347,329
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,347,329

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,347,329
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person OO

CUSIP No. 00792J100	13D/A	Page 4 of 12 pages

1	Names of Reporting Persons Hans Thomas
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,347,329
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,347,329

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,347,329
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person IN

CUSIP No. 00792J100	13D/A	Page 5 of 12 pages

1	Names of Reporting Persons David Weisburd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,347,329
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,347,329

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,347,329
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.4%
14	Type of Reporting Person IN

CUSIP No. 00792J100	13D/A	Page 6 of 12 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 15, 2022 (the “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of African Agriculture Holdings Inc., a Delaware corporation (f/k/a 10X Capital Venture Acquisition Corp. II, a Cayman Islands corporation) (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Sponsor. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Sponsor acquired 4,673,261 shares of Common Stock in exchange for (i) 1,000,000 Class A ordinary shares (as defined below), (ii) 3,218,261 Class B ordinary shares (as defined below) and (iii) 455,000 Class A ordinary shares underlying the Placement Units. The Sponsor also acquired 151,666 Warrants (as defined below) for the purchase of Common Stock in exchange for 151,666 warrants for the purchase of Class A ordinary shares underlying the Placement Units.

In addition, on the Closing Date (as defined below), the Sponsor was issued from the Issuer (i) 1,233,167 shares of Common Stock in partial satisfaction of obligations under a promissory note, and (ii) 2,289,235 shares of Common Stock pursuant to the Sponsor agreeing to waive a covenant obligating the Issuer to deliver to 10X II a duly executed Offtake Agreement (as defined in the Merger Agreement).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Domestication and Business Combination

On December 5, 2023, pursuant to an Agreement and Plan of Merger, dated as of November 2, 2022 (as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of January 3, 2023, and that certain Second Amendment to Agreement and Plan of Merger, dated as of November 29, 2023, the “Merger Agreement”), by and among 10X Capital Venture Acquisition Corp. II, a Cayman Islands corporation (“10X II”), 10X AA Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and African Agriculture, Inc., a Delaware corporation (“AFRAG”), 10X II de-registered as an exempted company in the Cayman Islands, domesticated as a corporation in the State of Delaware and changed its name to “African Agriculture Holdings Inc.” (the “Domestication”).

CUSIP No. 00792J100	13D/A	Page 7 of 12 pages

In connection with the Domestication, (i) each issued and outstanding Class A ordinary share, par value $0.0001 per share (the “Class A ordinary shares”) of the Issuer converted, on a one-for-one basis, into a duly authorized, validly issued, fully paid and nonassessable share of Class A common stock, par value $0.0001 per share of the Issuer (the “Class A Common Stock”), (ii) each issued and outstanding Class B ordinary share, par value $0.0001 per share (the “Class B ordinary shares”), of the Issuer converted, on a one-for-one basis, into a duly authorized, validly issued, fully paid and nonassessable share of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”), and (iii) each issued and outstanding whole warrant to purchase Class A ordinary shares of the Issuer became exercisable for a whole warrant to purchase one Class A Common Stock beginning 30 days after December 6, 2023 at an exercise price of $11.50 per share on the terms and conditions set forth in the Issuer’s warrant agreement (the “Warrant”). In connection with clauses (i), (ii) and (iii) of this paragraph, each issued and outstanding Placement Unit that had not been previously separated into the underlying Class A ordinary share and the underlying one-third of one Warrant prior to the Domestication was cancelled and entitled the holder thereof to one share of Class A Common Stock and one-third of one Warrant, with such whole Warrant representing the right to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.

On December 6, 2023 (the “Closing Date”), pursuant to the terms of the Merger Agreement, Merger Sub merged with and into AFRAG (the “Merger,” and collectively with the Domestication and the transactions contemplated in the Merger Agreement, the “Business Combination”), with AFRAG surviving the Merger as a wholly owned subsidiary of the Issuer. As a result of the Merger, (i) each share of Class A Common Stock automatically converted, on a one-for-one basis, into a duly authorized, validly issued, fully paid and nonassessable share of Common Stock, (ii) each share of Class B Common Stock automatically converted, on a one-for-one basis, into a share of Common Stock, (iii) each issued and outstanding whole Warrant to purchase Class A ordinary shares of the Issuer became exercisable for one whole Warrant to purchase one share of Common Stock beginning 30 days after the Closing Date at an exercise price of $11.50 per share on the terms and conditions set forth in the Issuer’s warrant agreement and (iv) each share of common stock of AFRAG issued and outstanding immediately prior to the Closing Date was converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing (x) the quotient obtained by dividing (i) the sum of (1) $450,000,000 and (2) the aggregate amount of any Company Pre-Closing Financing (as defined in the Merger Agreement) by (ii) ten dollars ($10) by (y) the Aggregate Fully Diluted Company Shares (as defined in the Merger Agreement).

Sponsor Share Transfers

Prior to the Business Combination, pursuant to non-redemption agreements entered into by 10X II, the Sponsor and certain investors of 10X II (the “Investors”), the Sponsor transferred an aggregate of 1,114,067 Class B Ordinary Shares to the Investors in exchange for the Investors’ agreements to extend the time by which 10X II must complete a business combination, and is committed to transfer 119,100 shares of Common Stock to a certain Investor at a later date to be determined by the parties.

CUSIP No. 00792J100	13D/A	Page 8 of 12 pages

Acquiror Support Agreement

Concurrently with the execution of the Merger Agreement, 10X II entered into the Acquiror Support Agreement (the “Acquiror Support Agreement”) with AFRAG, the Sponsor and the directors and officers of 10X II (collectively, the “Class B Holders”) pursuant to which the Class B Holders agreed to, among other things, (i) vote at any meeting or pursuant to any action of written resolution of the shareholders of the Issuer all of their Class B ordinary shares held of record or thereafter acquired in favor of the Business Combination, the Domestication and the other proposals in connection therewith and (ii) be bound by certain other covenants and agreements related to the Business Combination, in each case, on the terms and subject to the conditions set forth in the Acquiror Support Agreement. Additionally, for a period ending six months after the Closing Date (the “First Lock-up Period”), the Class B Holders shall be subject to a lock-up with respect to all of the Lock-Up Shares (as defined below), and for a period beginning six months after the Closing Date and ending twelve months after the Closing Date (the “Second Lock-up Period”) the Class B Holders shall be subject to a lock-up with respect to two-thirds of the Lock-Up Shares; provided that the lock-up shall expire upon the date on which the last reported sale price of the shares of Common Stock exceeds $12.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading day period during the Second Lock-up Period.

“Lock-up Shares” means an amount of shares equal to one-half of the aggregate number of shares of Common Stock held by the Class B Holders immediately following the Closing Date (excluding the (i) shares of Common Stock underlying (a) the Placement Units issued to the Sponsor in connection with 10X II’s initial public offering or (b) any Placement Units issued on conversion of Working Capital Loans (as defined in the Acquiror Support Agreement), (ii) Common Stock acquired after November 3, 2022 in the public market, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted; provided that, for the avoidance of doubt, shares owned by the Class B Holders at the Closing Date, but which have been committed to be delivered following the Closing Date to a third party, shall not be considered “Lock-up Shares.”

A&R Registration Rights Agreement

On the Closing Date, the Issuer, the Sponsor and certain stockholders of the Issuer (the “New Holders” and together with the “Existing Holders,” the “Holders”) entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Holders shall be granted certain piggyback and shelf registration rights, on the terms and subject to the conditions therein.

The foregoing descriptions of the Acquiror Support Agreement and the A&R Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 00792J100	13D/A	Page 9 of 12 pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 00792J100	13D/A	Page 10 of 12 pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 57,866,831 shares of Common Stock outstanding as of the date of this filing, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
10X Capital SPAC Sponsor II LLC	8,347,329	14.4%	0	8,347,329	0	8,347,329
10X Capital Advisors, LLC	8,347,329	14.4%	0	8,347,329	0	8,347,329
Hans Thomas	8,347,329	14.4%	0	8,347,329	0	8,347,329
David Weisburd	8,347,329	14.4%	0	8,347,329	0	8,347,329

The securities reported herein include (i) 8,195,663 shares of Common Stock and (ii) 151,666 shares of Common Stock underlying the Warrants that are exercisable within 60 days from the date hereof.

The Sponsor is the record holder of the securities reported herein. The Manager has the sole voting and dispositive power of the securities held by the Sponsor. Messrs. Thomas and Weisburd are the managing members of the Manager. As a result of these relationships, each of the foregoing entity and individuals may be deemed to share beneficial ownership of the securities held of record by the Sponsor.

(c) Except as described in Items 3 and 4 of this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 00792J100	13D/A	Page 11 of 12 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Acquiror Support Agreement and the A&R Registration Rights Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
10.5	Acquiror Support Agreement, dated as of November 2, 2022, by and among the 10X II, AFRAG, the Sponsor and the directors and officers of 10X II (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 3, 2022).
10.6	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Annex E of the Issuer’s Prospectus on Form 424B3 filed with the SEC on November 8, 2023).

CUSIP No. 00792J100	13D/A	Page 12 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2023

10X CAPITAL SPAC SPONSOR II LLC

By:	10X Capital Advisors, LLC, its Manager

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Managing Member

10X CAPITAL ADVISORS, LLC

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Managing Member

/s/ Hans Thomas
Hans Thomas

/s/ David Weisburd
David Weisburd